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                                                                 Exhibit (a)(15)



                AMSTED EXTENDS $35 CASH TENDER OFFER FOR VARLEN


     CHICAGO, June 22, 1999--AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, yesterday announced that it has extended until Tuesday, July 6, 1999, at 12:00 midnight New York City time the expiration date of its all-cash tender offer to purchase all the outstanding shares of Varlen Corporation (Nasdaq:VRLN) at $35 per share. The offer had been previously scheduled to expire on Monday, June 21, 1999, at 12:00 midnight New York City time.

     The tender offer is subject to certain conditions, including the removal of Varlen's rights plan and the waiver of Delaware anti-takeover provisions. The offer is also conditioned on the tender of a majority of Varlen's shares.

     "We are extending our all cash fully financed $35 per share offer because it is fair and fully priced," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Officer. "Both Varlen and AMSTED are in cyclical industries, and industry forecasts indicate these industries are at the top of their cycles.

     "Our offer represents a 50% premium over the 60-day per-share average price, a 55% premium over the two-year per-share average price prior to our public announcement and double the multiple paid last month for Johnstown America Industries Inc.'s freight car operations."

     "The combination of the two companies is a compelling strategic fit. Due to Varlen's unique make up, no other potential partner has a stronger fit that would complement Varlen's diverse composition with businesses in the rail, truck and auto component industries. We also note that it's been nearly seven weeks since we first approached the Varlen management about a combination and no other suitor has come forward," said Mr. Goetschel.

     As of the close of business on Monday, June 21, 1999, 140,748 shares of Varlen's common stock had been validly tendered and not withdrawn.

     Varlen Corporation, which is based in Naperville, Illinois, is a manufacturer of engineered transportation products for the rail, truck and auto component industries. It posted annual revenues last year of approximately $650 million.

     AMSTED Industries Incorporated, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 30 plants worldwide and is one of the largest 100% employee-owned companies in the country.